Heritage Insurance Holdings, Inc. 2600 McCormick Dr., Suite 300 Clearwater, FL 33759 Telephone: 727-362-7211 www.heritagepci.com

January 8, 2020

Ms. Bonnie Baines

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Heritage Insurance Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 12, 2019

File No. 001-36462

Dear Ms. Baines and Mr. Brunhofer,

Heritage Insurance Holdings, Inc. (the “Company” or “we”) has reviewed the comments in the Staff’s letter, dated December 11, 2019, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”). Set forth below are the responses of the Company. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserves for Unpaid Losses and Loss Adjustment Expenses, Page 52

1.

We acknowledge your response to prior comment 1 and your efforts to streamline your unpaid losses and loss adjustment expenses disclosures in Management’s Discussion and Analysis in light of the guidance in Section V of Release No. 33-8350 that states such disclosures should supplement, and not duplicate, the description of accounting policies already disclosed in the financial statements. While we note the disclosures referenced in your response, none of these disclosures provide the quantitative forward-looking sensitivity analysis called for in the referenced guidance for critical accounting estimates. We also note that the provision of the actuarial range associated with the most recent loss reserve estimate is but one way to provide the quantitative analysis of reasonably likely changes in the key underlying reserving assumptions. Please represent to us that in future filings on Form 10-K you will either reinstate your actuarial loss range disclosure or that you will provide some other quantitative sensitivity analysis of the impact on reported results, financial position and liquidity of reasonably likely changes in the key assumptions underlying your most recent estimate of reserves for unpaid losses and loss adjustment expenses.

Response: In response to the Staff’s comment, the Company will, in future Annual Reports on Form 10-K, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, either reinstate its actuarial loss range disclosure or include some other quantitative sensitivity analysis of the impact on reported results, financial position and liquidity of reasonably likely changes in the key assumptions underlying the Company’s most recent estimate of reserves for unpaid losses and loss adjustment expenses.

If you have any questions regarding any of the responses in this letter, please call the undersigned at 727-362-7211.

Respectfully submitted,

/s/ Kirk Lusk

Kirk Lusk

Chief Financial Officer

Cc: Flora R. Perez, Esquire (Greenberg Traurig, P.A.)